EVOMMUNE, INC.

1891 Page Mill Road

Palo Alto, CA 94304

(925) 247-4487

April 22, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evommune, Inc.

Registration Statement on Form S-1

File No. 333-295140

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-295140) (the “Registration Statement”) to become effective on Friday, April 24, 2026, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Minkyu Park of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Minkyu Park of Cooley LLP, counsel to the Registrant, at (212) 479-6588, or in his absence Eric Blanchard of Cooley LLP at (617) 937-2445.

Very truly yours,

EVOMMUNE, INC.

By:	/s/ Gregory S. Moss
Name:	Gregory S. Moss
Title:	Chief Business & Legal Officer

cc:	Luis Peña, Evommune, Inc.

Minkyu Park, Cooley LLP

Eric Blanchard, Cooley LLP